**PUBLIC**

21001593

SEC
Mail Processing
Section

FEB 17 2021

Washington DC
416

SION

Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-68428 |

## FACING PAGE

**Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/20** (mm/dd/yy) AND ENDING **12/31/20** (mm/dd/yy)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Bridge Street Securities, LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**535 Main Street, 14th Floor**
(No. and Street)

| **San Francisco** | **California** | **94105** |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Jonathan Curtis** **415-710-6951**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

**Ernst Wintter & Associates LLP**
(Name – if individual, state last, first, middle name)

| **675 Ygnacio Valley Road, Suite A200** | **Walnut Creek** | **California** | **94596** |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (11-05) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, **Jonathan Curtis**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Bridge Street Securities, LLC**, as of **December 31, 2020**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

**NONE**

Signature

Managing Director
Title

Notary Public

STALINJIT SINGH
COMM. # 2176540
NOTARY PUBLIC-CALIFORNIA
MARIN COUNTY
MY COMM. EXP. DEC. 22, 2020

MY COMMISSION
EXTENDED PURSUANT
TO EXECUTIVE ORDER
N-63-20

SEC
Mail Processing
Section
FEB 17 2021
Washington, DC
416

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Bridge Street Securities, LLC

## December 31, 2020

## Table of Contents

*ERNST WINTTER & ASSOCIATES LLP* ***Certified Public Accountants***

*675 Ygnacio Valley Road, Suite A200*
*Walnut Creek, CA 94596*

*(925) 933-2626*
*Fax (925) 944-6333*

## Report of Independent Registered Public Accounting Firm

To the Member of
Bridge Street Securities, LLC

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Bridge Street Securities, LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Bridge Street Securities, LLC as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter + Associates LLP

We have served as Bridge Street Securities, LLC's auditor since 2009.

Walnut Creek, California

February 11, 2021

# Bridge Street Securities, LLC

## Statement of Financial Condition

## December 31, 2020

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 802,855 |
| Accounts receivable | | 26,506 |
| Prepaid expenses | | 2,861 |
| **Total Assets** | $ | 832,222 |
| | | |
| **Liabilities and Member's Equity** | | |
| Accounts payable | $ | 23,182 |
| Deferred revenue | | 25,000 |
| Due to member | | 1,506 |
| **Total Liabilities** | | 49,688 |
| **Member's Equity** | | 782,534 |
| **Total Liabilities and Member's Equity** | $ | 832,222 |

The accompanying notes are an integral part of this financial statement.

# Bridge Street Securities, LLC

## Notes to the Financial Statement

## December 31, 2020

### 1. Organization

Bridge Street Securities, LLC (the "Company") was organized as a Delaware limited liability company in July 2009. The Company is owned by its sole member, Bridge Street Advisors, LLC (the "Member"), and operates in San Francisco, California. Under this form of organization, the Member is not liable for the debts of the Company. The Company is a securities broker dealer and registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") in October 2010. The Company advises public and private companies on mergers, acquisitions, and other corporate matters on a fee basis.

### 2. Significant Accounting Policies

**Use of Estimates**
The preparation of this financial statement in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates and may have an impact on future periods.

**Fair Value of Financial Instruments**
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts. The Company has no financial instruments required to be reported at fair value on a recurring basis.

**Cash and Cash Equivalents**
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. No cash equivalents were held as of December 31, 2020.

**Investments**
The Company's investments are recorded at fair value with the change in fair value during the period recorded in current earnings. No investments were held as of December 31, 2020.

**Accounts Receivable**
Accounts receivable represents amounts that have been earned and billed to clients in accordance with the terms of the Company's engagement letters with respective clients that have not yet been collected. Effective January 1, 2020, the provision of Accounting Standards Update 2016-13, Financial Instruments - Credit Losses ("ASU 2016-13") was adopted. ASU 2016-13 provides revised guidance on evaluating accounts and notes receivable and other financial instruments for impairment. ASU 2016-13 requires companies evaluate their financial instruments for impairment and record an allowance for doubtful accounts and/or bad debt expense based on certain categories of instruments rather than a specific identification approach. The provisions of this standard were adopted using a method to estimate the allowance for doubtful accounts that considered both the aging of accounts receivable and a projected loss rate of receivables. Accounts receivable and the related allowance for doubtful accounts are written off when it becomes remote that payment for services will be received. Per management's analysis, no allowance was considered necessary as of December 31, 2020.

**Income Taxes**
The Company is a single member limited liability company and is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to the Member. Therefore, no liability for federal or state income taxes is included in the financial statement. The Company is however, subject to the annual California limited liability company tax of $800 and a California limited liability company fee based on gross revenue. The Company is no longer subject to examination by taxing authorities for tax years before 2016.

### 3. Recently Adopted Accounting Guidance

**ASU 2016-13 *Measurement of Credit Losses on Financial Instruments* ("ASU 2016-13")**
Effective January 1, 2020, the Company adopted ASU 2016-13 which requires entities to present financial assets, measured at amortized cost basis, at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis. The measurement of expected credit loss will be based on historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. The Company adopted this guidance using the modified retrospective adoption method and applied it to all applicable accounts. As a result, management determined there was no material impact on the Company's financial statements for the year ended December 31, 2020.

### 4. Revenue from Contracts with Customers

**Contract Balances**
Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from contracts with customers totaled $60,934 and $26,506 as of January 1, 2020 and December 31, 2020, respectively.

Alternatively, fees received or billed prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees in investment banking engagements. For the year ended December 31, 2020, $41,667 of revenue recognized relates to the January 1, 2020 balance of deferred retainer revenue. As of December 31, 2020, deferred retainer revenue related to contracts with customers was $25,000.

**Contract Costs**
Direct incremental costs to obtain a contract or fulfill a contract are evaluated under the criteria for capitalization on a contract-by-contract basis. There were no capitalized contract costs as of December 31, 2020. Direct and indirect costs associated with investment banking advisory engagements are incurred by the Member.

### 5. Related Party Transactions

The Company has an expense sharing agreement with the Member. The Member provides office space and pays most overhead expenses for the Company. The Company has no obligation to reimburse or compensate the Member and is not subject to any lease agreements.

Reimbursable expenses associated with investment banking advisory engagements are incurred by the Member. The Company bills and collects these reimbursable expenses from its clients and immediately remits payment to Member upon receipt. Any reimbursement remaining uncollected at the end of each period are recorded as due to Member on the Statement of Financial Condition. As of December 31, 2020, $1,506 was due to the Member for such expenses.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

# Bridge Street Securities, LLC

## Notes to the Financial Statement

## December 31, 2020

**6. Net Capital Requirements**

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2020, the Company's net capital was $753,167 which exceeded the requirement by $748,167.

**7. Risk Concentration**

The Company maintains its cash in bank deposit accounts which, at times, may have exceeded federally insured limits during the year.

As of December 31, 2020, 100% of accounts receivable was due from one client.

**8. Risks and Uncertainties**

The global pandemic caused by COVID-19 developed rapidly in 2020 and resulted in a high level of uncertainty and volatility that impacted businesses in all sectors.

At this stage, the impact to the Company's business and financial results has not been significant based on the type of business conducted. Based on management's experience to date, management expects this to remain the case. The Company has taken certain health and safety operational measures and continues to follow government policies and advice. While there has not been a material impact thus far, the timeframe and outcome of the pandemic are uncertain.

**9. Subsequent Events**

The Company has evaluated subsequent events through February 11, 2021, the date which the financial statements were issued.